UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. __)*

Verecloud , Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

92340Q108

 (CUSIP Number)

TMG Holdings, LLC
 7598 N. Mesa, Suite 205
El Paso, TX  79912
(915) 845-4000

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 10, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1)	Name of Reporting Persons:

TMG Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Texas
	(7)	Sole Voting Power

Number of		21,800,000
Shares	(8)	Shared Voting Power
Beneficially
Owned		N/A
By Each	(9)	Sole Dispositive Power
Reporting
Person With		21,800,000
	(10)	Shared Dispositive Power

		N/A
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

21,800,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

31.1%
14)	Type of Reporting Person

PN

Item 1.	Security and Issuer

Title and class of securities: Common Stock, par value $0.001 per share

Issuer: Verecloud, Inc.

Name and Address of principal executive office of Issuer: 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, CO 80111

Item 2.	Identity and Background

(a)   The Schedule 13D is filed by TMG Holdings, LLC ("TMG Holdings"), a Texas limited liability company.  Scott Schwartz and Douglas Schwartz are the members of TMG Holdings (the "Members").  The Members each own 50% of TMG Holdings.

(b) The business address of TMG Holdings and the Members is: 7598 N. Mesa, Ste. 205, El Paso, TX 79912

(c) The principal business of TMG Holdings is investments.

(d) None of TMG Holdings or the Members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of TMG Holdings or the Members has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TMG Holdings is organized under the laws of the State of Texas. Each of the Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On June 10, 2010, TMG Holdings acquired 21,800,000 shares of Common Stock of the Issuer in connection with the entry by the Issuer into a subscription agreement with TMG Holdings.  This transaction is more fully described in Item 4 below.

Item 4.	Purpose of Transaction

TMG Holdings acquired securities of the Issuer for investment purposes.  Pursuant to a subscription agreement (the "Subscription Agreement") by and between the Issuer and TMG Holdings, the Issuer issued TMG Holdings 21,800,000 shares of the Issuer's Common Stock for $0.02 per share, or an aggregate purchase price of $436,000.00. The Issuer also granted TMG Holdings a preemptive right to purchase any Common Stock to be issued by the Issuer during the period commencing on June 10, 2010 and concluding upon repayment of the Promissory Note by and between Issuer and TMG Holdings Colorado, LLC, a Texas limited liability company and an affiliate of TMG Holdings ("TMG Colorado").

Item 5.	Interest in Securities of the Issuer

(a) TMG Holdings is the direct beneficial owner of 21,800,000 Common Shares, approximately 31.1%, of Issuer's common stock all of which were acquired by TMG Holdings in connection with the transactions described in Item 4 above.  The Members of TMG Holdings may be deemed to be the indirect beneficial owners of all of the 21,800,000 shares of Common Stock beneficially owned by TMG Holdings.

(b)  TMG Holdings has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,800,000 shares of Issuer's common stock.  The Members of TMG Holdings have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,800,000 shares of Issuer's common stock beneficially owned directly by TMG Holdings.

(c) Other than the transaction described in Item 4 above, none of TMG Holdings or the Members has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Subscription Agreement attached hereto as Exhibit A, TMG Colorado and the Issuer entered into a Loan Agreement dated June 10, 2010 whereby TMG Colorado agreed to provide the Issuer a revolving line of credit in the principal amount of up to $1,564,000 (the "Loan Agreement"), a copy of which is attached hereto as Exhibit B.

On June 10, 2010, TMG Colorado and the Issuer entered into a Revolving Credit Note pursuant to the Loan Agreement., a copy of which is attached hereto as Exhibit C.

On June 10, 2010, TMG Colorado and the Issuer entered into a Security Agreement which places a first lien on all assets of the Issuer, a copy of which is attached hereto as Exhibit D.

On June 10, 2010, The Mesa Group Inc., a Texas corporation and an affiliate of TMG Holdings and TMG Colorado (the "Mesa Group") and the Issuer entered into an Independent Contractor Consulting Agreement  (the "Consulting Agreement") pursuant to which the Mesa Group agreed to render consulting services with respect to organizational and business matters to the Issuer.  The Consulting Agreement has a three-year term and provides that, commencing on March 31, 2011 and terminating on December 31, 2013, the Issuer shall pay the Mesa Group an aggregate amount of $744,000 in 12 quarterly payments of $62,000, a copy of which is attached hereto as Exhibit E.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Subscription Agreement dated June 10, 2010 (incorporated by reference to Exhibit 10.4 of the Current Report of Form 8-K filed by the Issuer on June 16, 2010).
Exhibit B	Loan Agreement dated June 10, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report of Form 8-K filed by the Issuer on June 16, 2010).
Exhibit C	Revolving Credit Note dated June 10, 2010 (incorporated by reference to Exhibit 10.2 of the Current Report of Form 8-K filed by the Issuer on June 16, 2010).
Exhibit D	Security Agreement dated June 10, 2010 (incorporated by reference to Exhibit 10.3 of the Current Report of Form 8-K filed by the Issuer on June 16, 2010).
Exhibit E	Independent Contractor Consulting Agreement dated June 10, 2010 (incorporated by reference to Exhibit 10.5 of the Current Report of Form 8-K filed by the Issuer on June 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2010
TMG Holdings, LLC

By:	/s/ Scott Schwartz
Name:	Scott Schwartz
Title:	Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).